SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 July 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 22 July 2009

                   re: Comparative Results Presented on a Proforma Basis

71/09                                                                                                                                                22 July 2009

COMPARATIVE RESULTS PRESENTED ON A PROFORMA BASIS

In advance of the release of Lloyds Banking Group's interim results on 5 August 2009, the Group has today released its results for the half-year to 30 June 2008 and the half-year to 31 December 2008, presented on a proforma basis.

Background

Following the acquisition of HBOS in January 2009 comparisons of results on a statutory basis are of limited benefit as the 2008 statutory results do not include the results of HBOS.

In order to provide more meaningful and relevant comparisons, the 2008 comparative results of the Group will also be presented on a proforma basis in the Group's 2009 interim results announcement.

Basis of preparation of the 2008 proforma results

The 2008 comparative results, which are set out in Appendix 1, include the results of HBOS as if it had been acquired on 1 January 2008 but do not include the impact of any acquisition-related fair value adjustments. The comparative results also exclude the results of BankWest and St. Andrews which were sold in December 2008 (together with the associated loss on disposal), insurance and policyholder interests volatility, insurance grossing adjustment and the amortisation of purchased intangible assets and goodwill impairment.  Reclassifications have been made to align accounting practices and to present intra-group transfer charging on a consistent basis.

Divisional structure

Following the acquisition of HBOS, the Group's activities are organised into five divisions. The comparative divisional results for the half-year to 30 June 2008 and the half-year to 31 December 2008 set out in Appendix 2 are presented using this new divisional structure.

•      -      Retail

Services provided by Retail encompass current accounts, savings, personal loans, credit cards, mortgages and associated insurance products. It is the UK's number one savings provider, the leading UK mortgage lender and is the major UK bancassurance distributor of equity-based long-term savings and investment products.

Retail division was formed from the combination of the heritage Lloyds TSB UK Retail Banking division and the former HBOS Retail division. As part of this integration, the wealth, private banking and offshore businesses were transferred to the newly created Wealth and International division.

•      -      Wholesale

The Wholesale division serves customers through the cycle ranging from new business start-ups and small enterprises to global corporations and contains the following businesses: Commercial, Corporate, Real Estate, Asset Finance, Specialist Finance, Wholesale Markets and Treasury and Trading. The division provides a broad range of banking and capital market products.

Wholesale was formed from the combination of the businesses of the former Lloyds TSB Wholesale and International Banking division and the former HBOS Corporate division. As part of this integration, the non North American International business of the former Lloyds TSB Wholesale and International Banking division was transferred to the Wealth and International division and the Treasury and Trading operation of the former HBOS Treasury division (excluding Asset Management) was transferred into Wholesale.

•      -      Insurance

The Insurance division is both a major bancassurance provider and a significant participant through the intermediated channel providing a full range of equity-based savings and investment products, protection products and pensions in the UK. It is also a leading distributor of home insurance and creditor protection in the UK. The division operates in three significant business areas:  life, pensions and investment business written within the UK; life, pensions and investment business written in mainland Europe; and general insurance business in the UK. The European life and pensions business provides products primarily in the German market. The combined general insurance business distributes home and other general insurance products through the Retail branch network and direct channels. The division also participates in the general insurance sector through joint ventures in the following brands: esure, Sheila’s Wheels and First Alternative.

The UK life, pensions and investments business unit includes Scottish Widows and the companies which undertook HBOS's long-term business, including the Clerical Medical and Halifax brands. Operational responsibility for Scottish Widows Investment Partnership, the asset management business, has been transferred to the Wealth and International division. The European life and pensions business was formerly within the International division of the former HBOS Group.

•      -      Wealth and International

Wealth and International was created to give increased focus and momentum to the Group's private banking, asset management and international businesses.  Wealth comprises the Group's private banking, wealth and asset management businesses in the UK and overseas. The key operations are UK and International Private Banking, which operate under the Lloyds TSB and Bank of Scotland brands, the Group’s Channel Islands and Isle of Man offshore businesses, its expatriates business, and its two asset management businesses, Insight Investments and Scottish Widows Investment Partnership. In addition Wealth includes the Group's 60 per cent stake in St. James's Place plc and 55 per cent stake in Invista Real Estate. International comprises corporate, commercial, asset finance and retail businesses in Australia, Ireland and Continental Europe.  The Corporate business in North America is transacted through Wholesale division.

•      -      Group Operations and central items

Group Operations manages the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and procurement services. The costs of Group Operations are predominantly recharged to the other divisions. Central items reflect other items not recharged to the divisions.

 For further information:

Investor Relations

Michael Oliver    +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe    +44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O'Riordain    +44 (0) 20 7356 1849
Group Communications Director
Email: shane.o'riordain@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

                                                                      Appendix 1

                           Reconciliation from the published Lloyds TSB statutory results to the Lloyds Banking Group proforma results

Half-year to 30 June 2008				Removal of:
Lloyds TSB statutory*		HBOS statutory	Reclass- ification of HBOS income statement	Results of BankWest and St. Andrews	Insurance related volatility	Amort- isation of purchased intangibles and goodwill impairment	Insurance gross up	Proforma
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,647	3,861	124	(229)	(5)	-	(356)	7,042
Other income	(367)	(1,511)	(83)	(84)	1,400	-	5,020	4,375
Total income	3,280	2,350	41	(313)	1,395	-	4,664	11,417
Insurance claims	1,344	3,098	15	-	-	-	(4,694)	(237)
Total income, net of insurance claims	4,624	5,448	56	(313)	1,395	-	(30)	11,180
Operating expenses	(2,936)	(3,177)	-	220	-	2	20	(5,871)
Trading surplus	1,688	2,271	56	(93)	1,395	2	(10)	5,309
Impairment	(1,099)	(1,455)	-	40	-	-	-	(2,514)
Share of results of joint ventures and associates	4	(24)	-	-	-	-	-	(20)
Non-operating income	-	56	(56)	-	-	-	-	-
Profit/(loss) before tax	593	848	-	(53)	1,395	2	(10)	2,775

Half-year to 31 December 2008				Removal of:
Lloyds TSB statutory*		HBOS statutory	Reclass- ification of HBOS income statement	Results of BankWest and St. Andrews	Loss on disposal of BankWest and St. Andrews	Insurance related volatility	Amort- isation of purchased intangibles and goodwill impairment	Insurance gross up	Proforma
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,071	4,310	1,782	(295)	-	(4)	-	(2,003)	7,861
Other income	(342)	(3,048)	(151)	(64)	-	958	-	5,205	2,558
Total income	3,729	1,262	1,631	(359)	-	954	-	3,202	10,419
Insurance claims	1,515	3,094	(1,585)	-	-	-	-	(3,268)	(244)
Total income, net of insurance claims	5,244	4,356	46	(359)	-	954	-	(66)	10,175
Operating expenses	(3,164)	(3,703)	-	180	-	-	256	66	(6,365)
Trading surplus	2,080	653	46	(179)	-	954	256	-	3,810
Impairment	(1,913)	(10,595)	-	142	-	-	-	-	(12,366)
Share of results of joint ventures and associates	-	(932)	-	-	-	-	-	-	(932)
Loss on disposal	-	(799)	(46)	-	845	-	-	-	-
Profit/(loss) before tax	167	(11,673)	-	(37)	845	954	256	-	(9,488)

*Restated to reflect IFRS2 (revised). The adoption of the revised requirements has had no material effect upon the HBOS 2008 results.

                                                                     Appendix 2

                                          Proforma summarised segmental analysis

Half-year to 30 June 2008	Retail	Wholesale	Insurance	Wealth and International	Group Operations and central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	4,034	2,623	(190)	645	(70)	7,042
Other income	1,361	766	1,708	581	(41)	4,375
Total income	5,395	3,389	1,518	1,226	(111)	11,417
Insurance claims	-	-	(237)	-	-	(237)
Total income, net of insurance claims	5,395	3,389	1,281	1,226	(111)	11,180
Operating expenses	(2,284)	(2,244)	(577)	(731)	(35)	(5,871)
Trading surplus/(deficit)	3,111	1,145	704	495	(146)	5,309
Impairment	(1,371)	(1,075)	-	(68)	-	(2,514)
Share of results of joint ventures and associates	1	(33)	16	(6)	2	(20)
Profit/(loss) before tax	1,741	37	720	421	(144)	2,775

Half-year to 31 December 2008	Retail	Wholesale	Insurance	Wealth and International	Group Operations and central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	4,420	3,129	(155)	669	(202)	7,861
Other income	1,378	(1,068)	1,785	610	(147)	2,558
Total income	5,798	2,061	1,630	1,279	(349)	10,419
Insurance claims	-	-	(244)	-	-	(244)
Total income, net of insurance claims	5,798	2,061	1,386	1,279	(349)	10,175
Operating expenses	(2,679)	(2,347)	(552)	(745)	(42)	(6,365)
Trading surplus/(deficit)	3,119	(286)	834	534	(391)	3,810
Impairment	(2,324)	(9,319)	-	(663)	(60)	(12,366)
Share of results of joint ventures and associates	6	(911)	(14)	(15)	2	(932)
Profit/(loss) before tax	801	(10,516)	820	(144)	(449)	(9,488)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  22 July 2009